Exhibit 99.2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2018  AND DECEMBER 31, 2018
(In US dollars thousands except for number of shares and per share data)

		June 30,	December 31,
	Notes	2018	2018
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$265,675	$270,806
Time deposits with maturities over three months		139,433	168,999
Restricted cash		20,233	16,897
Accounts receivable, net of allowance for doubtful accounts of $49,094 and $45,125 as of June 30, 2018 and December 31, 2018, respectively		275,216	272,008
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $9,929 and $7,881 as of June 30, 2018 and December 31, 2018, respectively		161,012	221,581
Other receivables, net of allowance for doubtful accounts of $4,946 and $4,914 as of June 30, 2018 and December 31, 2018, respectively		30,467	18,470
Advances to suppliers		9,685	15,374
Amounts due from related parties		33,678	33,424
Inventories	3	58,074	35,568
Prepaid expenses		713	911
Income tax recoverable		6,712	276
Total current assets		1,000,898	1,054,314

Non-current assets:
Restricted cash		1,401	4,076
Prepaid expenses		-	4
Property, plant and equipment, net		80,210	75,119
Prepaid land leases		10,172	9,832
Intangible assets, net		3,186	1,540
Investments in equity investees	4	53,389	52,708
Investments in cost investees		4,195	4,785
Goodwill		48,359	48,346
Deferred tax assets		8,318	11,714
Total non-current assets		209,230	208,124

Total assets		$1,210,128	$1,262,438

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $19,234 and $23,710 as of June 30, 2018 and December 31, 2018, respectively):	1
Derivative financial liability		$412	$432
Short-term bank loans	6	2,865	2,215
Current portion of long-term loans	7	350	20,258
Accounts payable		129,477	116,362
Construction costs payable		304	-
Deferred revenue		137,692	141,365
Accrued payroll and related expenses		14,299	19,557
Income tax payable		3,746	3,668
Warranty liabilities	5	5,622	5,318
Other tax payables		7,801	6,054
Accrued liabilities		25,133	23,322
Amounts due to related parties		5,353	4,596
Total current liabilities		333,054	343,147

Accrued liabilities		2,410	5,885
Long-term loans	7	20,709	900
Deferred tax liabilities		9,366	12,083
Warranty liabilities	5	2,236	2,363
Total non-current liabilities		34,721	21,231

Total liabilities		367,775	364,378

Commitments and contingencies	12	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of June 30, 2018 and December 31, 2018, respectively	9	60	60
Additional paid-in capital		223,396	223,547
Statutory reserves		45,970	46,283
Retained earnings		578,079	660,329
Accumulated other comprehensive loss		(5,453)	(32,281)
Total Hollysys Automation Technologies Ltd. stockholders’ equity		842,052	897,938

Non-controlling interests		301	122
Total equity		842,353	898,060

Total liabilities and equity		$1,210,128	$1,262,438

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018
(In US dollars thousands except for number of shares and per share data)

		Six months ended December 31,
	Notes	2017	2018
		(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue		$230,109	$233,333
Product sales		19,177	13,957
Revenue from services		23,628	40,892
Total net revenues		272,914	288,182

Costs of integrated contracts		155,998	161,593
Costs of products sold		5,834	3,662
Costs of services rendered		7,110	14,467
Gross profit		103,972	108,460

Operating expenses
Selling		14,438	15,569
General and administrative		23,459	20,347
Research and development		19,216	19,170
VAT refunds and government subsidies		(16,511)	(18,359)
Total operating expenses		40,602	36,727

Income from operations		63,370	71,733

Other income, net		2,710	6,475
Foreign exchange loss		(1,104)	(827)
Share of net income (loss) of equity investees		2,273	(287)
Interest income		3,036	5,995
Interest expenses		(634)	(316)
Dividend income from a cost investee		1,057	1,113
Income before income taxes		70,708	83,886

Income tax expenses	10	13,031	11,767
Net income		57,677	72,119

Less: net income attributable to non-controlling interests		86	83
Net income attributable to Hollysys Automation Technologies Ltd.		$57,591	$72,036

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments		$32,270	$(27,090)
Comprehensive income		89,947	45,029

Less: comprehensive income (loss) attributable to non-controlling interests		87	(179)
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$89,860	45,208

Net income per ordinary share:
Basic	11	$0.95	$1.19
Diluted	11	$0.95	$1.18

Shares used in income per share computation:
Weighted average number of ordinary shares		60,428,431	60,450,930
Weighted average number of diluted ordinary shares		61,241,092	61,271,864

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018
(In US dollars thousands except for number of shares and per share data)

	Six months ended December 31,
	2017	2018
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	57,677	72,119
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	3,389	3,826
Amortization of prepaid land leases	130	132
Amortization of intangible assets	279	155
Allowance for doubtful accounts	4,187	514
Loss on disposal of property, plant and equipment	48	39
Share of net (income) loss of equity investees	(2,273)	287
Gains on deconsolidation of a subsidiary	-	(4,748)
Share-based compensation expenses	325	151
Deferred income tax benefit	(754)	(899)
Accretion of convertible bond	258	115
Fair value adjustments of a bifurcated derivative	48	20
Gain from the derecognition of nonfinancial assets	(2,345)	-
Changes in operating assets and liabilities:
Accounts receivable	847	(9,041)
Costs and estimated earnings in excess of billings	(34,461)	(27,703)
Inventories	(44)	3,603
Advances to suppliers	(62)	(7,843)
Other receivables	3,806	11,345
Prepaid expenses and other assets	(160)	(211)
Due from related parties	6,777	9,571
Accounts payable	158	(7,883)
Deferred revenue	18,353	10,420
Accruals and other payables	3,141	9,638
Due to related parties	757	(2,312)
Income tax payable	6,806	6,275
Other tax payables	126	(6,092)
Net cash provided by operating activities	$67,013	$61,478

Cash flows from investing activities:
Time deposits placed with banks	(119,741)	(156,940)
Maturity of time deposits	86,215	122,854
Purchases of property, plant and equipment	(611)	(1,234)
Proceeds from disposal of property, plant and equipment	50	251
Purchases of equity method investments	(4,212)	(740)
Net cash reduced upon deconsolidation of a subsidiary	-	(1,878)
Acquisition of a subsidiary, net of cash acquired	(583)	-
Net cash used in investing activities	$(38,882)	$(37,687)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,052	3,207
Repayments of short-term bank loans	(1,552)	(3,555)
Proceeds from long-term bank loans	536	332
Repayments of long-term bank loans	(362)	(300)
Payment of dividends	(7,243)	(10,862)
Net cash used in financing activities	(7,569)	(11,178)

Effect of foreign exchange rate changes	9,259	(8,143)
Net increase in cash, cash equivalents and restricted cash	$29,821	$4,470

Cash, cash equivalents and restricted cash, beginning of period	237,696	287,309
Cash, cash equivalents and restricted cash, end of period	$267,517	$291,779

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	231,071	270,806
Current portion of restricted cash	35,986	16,897

Non-current portion of restricted cash	460	4,076
Total cash, cash equivalents and restricted cash	267,517	291,779

Supplemental cash flow data Non-Cash Investing Activities:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	3,823	431
Acquisition of equity interest with non-cash consideration	2,345	-
Disposal of shares of a subsidiary	$-	4,378

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018
(In US dollars thousands except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non- controlling interests	Total equity
	Shares	Amount
Balance at June 30, 2017	60,342,099	$60	$222,189	$41,130	$482,999	$(22,859)	$723,519	$21	$723,540
Share-based compensation	-	-	325	-	-	-	325	-	325
Net income for the period	-	-	-	-	57,591	-	57,591	86	57,677
Dividend paid	-	-	-	-	(7,243)	-	(7,243)	-	(7,243)
Translation adjustments	-	-	-	-	-	32,270	32,270	-	32,270
Balance at December 31, 2017 (Unaudited)	60,342,099	$60	$222,514	$41,130	$533,347	$9,411	$806,462	$107	$806,569

Balance at June 30, 2018	60,342,099	$60	$223,396	$45,970	$578,079	$(5,453)	$842,052	$301	$842,353
Effect of change in accounting principle - ASC 606 (Note 2)	-	-	-	-	21,389	-	21,389	-	21,389
Share-based compensation	-	-	151	-	-	-	151	-	151
Net income for the period	-	-	-	-	72,036	-	72,036	83	72,119
Appropriations to statutory reserves	-	-	-	313	(313)	-	-	-	-
Dividend paid	-	-	-	-	(10,862)	-	(10,862)	-	(10,862)
Translation adjustments	-	-	-	-	-	(26,828)	(26,828)	(262)	(27,090)
Balance at December 31, 2018 (Unaudited)	60,342,099	$60	$223,547	$46,283	$660,329	$(32,281)	$897,938	$122	$898,060

F-5

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.

As of December 31, 2018, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, British Virgin Islands, India and Indonesia.

The Company makes a determination at the inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes occurred requiring a reassessment of whether it is the primary beneficiary of a VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the investment or other variable interests in a VIE is accounted for in accordance with applicable GAAP.

In November 2015, Concord Electrical Contracting Ltd (“CECL“) was established in Doha, Qatar, by Concord Corporation Pte. Ltd.  (“CCPL”), a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint the majority of the directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 95% of the variable returns or losses from CECL’s operations. In accordance with Accounting Standards Codification (“ASC”) Topic 810, Consolidation, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL. CECL was concluded as a VIE of the Company and consolidated by the Company since inception.

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

	June 30,	December 31,
	2018	2018
		(Unaudited)

Current assets	$25,209	$25,886
Non-current assets	299	233
Total assets	25,508	26,119

Current liabilities	$19,533	$23,710
Total liabilities	19,533	23,710

F-6

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

	Six months ended December 31,
	2017	2018
	(Unaudited)	(Unaudited)

Revenue	$12,108	$11,641
Cost of revenue	10,057	9,443
Net profit	1,712	1,653
Net cash used in operating activities	(5,445)	(2,004)
Net cash used in investing activities	-	-
Net cash provided by financing activities	-	-

As of December 31, 2018, the current assets of the VIE included amounts due from subsidiaries of the Company amounting to $938 (June 30, 2018: $5,443), and the current liabilities of the VIE included amounts due to subsidiaries of the Company amounting to $469 (June 30, 2018: $299), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company through CCPL is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the six months ended December 31, 2017 and 2018, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used only to settle obligations of the VIE.

The Company, its subsidiaries and the VIE, (collectively the “Group”) are principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim condensed consolidated financial statements of the Company, its subsidiaries and VIE (collectively the “Group”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the fiscal year ended June 30, 2018, except for the classification and presentation of restricted cash in the statement of cash flows and the accounting of revenue from contracts with customers. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months period ended December 31, 2018 are not necessarily indicative of results to be expected for any other interim period or for the year ending June 30, 2019. The consolidated balance sheet as of June 30, 2018 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2018.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE. All inter-company transactions and balances between the Company, its subsidiaries, and the VIE are eliminated upon consolidation. The Company includes the results of operations of acquired businesses from the respective dates of acquisition.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated contracts, expected gross margins of integrated solution contracts, allowance for doubtful accounts, fair values of share options, fair value of bifurcated derivative, fair value of the retained equity interest of a disposed subsidiary, warranties, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

F-7

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

Foreign currency translations and transactions

The Company’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of ASC Topic 830 (“ASC 830”), Foreign Currency Matters the Company uses the US dollars as its reporting currency.

The Company translates its assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive loss.

Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings in the statement of comprehensive income for the reporting period, except for those arising from intercompany transactions that are of investment nature, which are recorded as translation adjustments in other comprehensive income.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805(“ASC 805”), Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income in the statement of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period.

Acquisition-related costs are recognized as general and administrative expenses in the statements of comprehensive income as incurred.

F-8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of December 31, 2018, $149,391, $3,589, and $1,426 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2018, $133,723, $4,249, and $1,461 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively.

Restricted cash

Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees, or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of the contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contract have a duration is longer than one year.

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of the contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract have a duration longer than one year.

In accordance with ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contract. Revisions in the estimated total costs of integrated solutions contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which was revised during the six months ended December 31, 2017 and 2018, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the six months ended December 31, 2017 and 2018 would have been decreased by $5,741 and increased by $925, respectively; basic net income per share and diluted net income per share for six months ended December 31, 2017 and 2018 would have been decreased by $0.09 and increased by $0.02, respectively; and diluted net income per share for six months ended December 31, 2017 and 2018 would have been decreased by $0.09 and increased by $0.02, respectively.

F-9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

The Company combines a group of contracts as one project if they are closely related and are, in substance, part of a single project with an overall profit margin. The Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Value-added tax collected by the Company is excluded from revenue.

Product sales

Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Value-added tax collected by the Company is excluded from revenue.

Services rendered

The Company mainly provides two types of services:

Revenue from one-off services: the Company provides different types of one-off services, including on-site maintenance service and training services which are generally completed onsite at the customers’ premises. Revenue is recognized over time by using the cost-to-cost method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company. Value-added tax collected by the Company is excluded from revenue.

Revenue from services covering a period of time: the Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solution contract. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company uses time elapsed to measure the progress toward complete satisfaction of the performance obligation and recognizes revenue ratably over the contractual term. Value-added tax collected by the Company is excluded from revenue.

Disaggregation of revenues

The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see Note 13, “Segment Reporting”. The following tables present disaggregated revenue information:

	Six months ended December 31, 2018
	(Unaudited)
	PRC	Non-PRC	Total
Integrated contract revenue	$180,940	52,393	233,333
Product sales	12,802	1,155	13,957
One-off services	18,486	20,892	39,378
Services covering a period of time	1,514	-	1,514
Total	$213,742	74,440	288,182

Contract assets

In providing integrated solutions contracts and one-off services, revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings.

Contract liabilities

Performance of the integrated solutions contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual terms. There are different billing practices in the PRC, overseas operating subsidiaries and the VIE (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) end of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon satisfaction of final quality inspection or at the end of the warranty period. The Company also receives prepayments for product sale and service contracts for goods or services to be provided in the future. Prepayments received are recorded as deferred revenue. Deferred revenue is recognized as revenue based on the progress of integrated solutions contracts and one-off services measured by using the cost-to-cost method, the time elapsed for services covering a period of time or the delivery upon goods. The Company recognized revenue of $43,624 for the six months ended December 31, 2018, that was previously deferred and included in the contract liability at the beginning of the period. No other factors materially impacted the change in the contract liability balance.

F-10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

Accounts receivable and costs and estimated earnings in excess of billings

The carrying value of the Company’s accounts receivable and costs and estimated earnings in excess of billings, net of the allowance for doubtful accounts, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it is probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost and net realizable value. Cost of integrated contracts and costs of products sold are accounted for using the weighted average cost method as inventory costing method.

The Company assesses the lower of cost and net realizable value for non-saleable, excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of integrated contracts and/or costs of products sold.

Warranties

Warranties represent a major term under an integrated contract, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under an integrated contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for an integrated contract throughout the contract period.

Property, plant and equipment, net

Property, plant and equipment, other than construction in progress, are recorded at cost and are stated net of accumulated depreciation and impairment, if any. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 - 50 years
Machinery	5 - 10 years
Software	3 - 5 years
Vehicles	5 - 6 years
Electronic and other equipment	3 - 10 years

F-11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. In addition to costs under construction contracts, other costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation commences when the asset is placed in service.

Maintenance and repairs are charged directly to expenses as incurred, whereas betterment and renewals are capitalized in their respective accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

Prepaid land leases, net

Prepaid land lease payments, for the land use right of three parcels of land in the PRC, three parcels of leasehold land in Malaysia and one parcel of leasehold land in Singapore, are initially stated at cost and are subsequently amortized on a straight-line basis over the lease terms of 49 to 88 years.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets, except for which are estimated to have an indefinite useful life, are amortized using a straight-line method. Intangible assets estimated to have an indefinite useful life are not amortized but tested for impairment annually or more frequently when indicators of impairment exist.

The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life

Customer relationship	57 - 60 months
Order backlog	21 - 33 months
Patents and copyrights	60 - 120 months

Residual values are considered nil.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company adopted ASC Topic 740 (“ASC 740”), Income Taxes, which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws.

Segment reporting

In accordance with ASC Topic 280 (“ASC 280”), Segment reporting segment reporting is determined based on how the Company’s chief operating decision maker (“CODM”) review operating results to make decisions about allocating resources and assessing performance of the Company. According to management’s approach, the Company organizes its internal financial reporting structure based on its main product and service offerings. The Company operates in three principal business segments, namely industrial automation (“IA”), rail transportation (“Rail”) and mechanical and electrical solutions (“M&E”). The Company does not allocate any assets to the three segments as management does not use the information to measure the performance of the reportable segments.

F-12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

Investments in cost and equity investees

On July 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-01(“ASU 2016-01”), Financial Instruments—Overall (Subtopic 825-10)). The Company measures equity investments (except those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company chose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, as determined by the alternative, the carrying value will be written down to its fair value. A variety of factors are considered when determining if a decline in fair value below carrying value, including, among others, the financial condition and prospects of the investee.

The Company accounts for its equity investments under the equity method when the Company has rights and ability to exercise significant influence over the investees. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary.

There was no impairment loss on investments in cost or equity investees for the six months ended December 31, 2017 and 2018, respectively.

Income per share

Income per share is computed in accordance with ASC Topic 260 (“ASC 260”), Earnings per Share. Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Fair value measurements

The Company has adopted ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

F-13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

Level 1	-	Quoted prices in active markets for identical assets or liabilities.
Level 2	-	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Recent accounting pronouncements

Standards Effective in Future Years

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The new leases standard is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which provides entities with an additional transition method to adopt the new leases standard. The guidance can be applied using a modified retrospective approach either (a) at the beginning of the earliest period presented or (b) at the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease component if certain conditions are met. The Company plans to adopt this standard on July 1, 2019. The Company has initiated a project plan and established a cross-functional implementation team to adopt and apply the new standard including assessing all of its lease arrangements. The Company is currently in the process of identifying and implementing necessary changes to accounting policies, processes, controls and systems to enable compliance with this new standard. The Company will continue to evaluate the impact that the adoption will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance requires to present assets held at amortized cost and available for sale debt securities net of the amount expected to be collected. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectability. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Different components of the guidance require modified retrospective or prospective adoption. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases instead of ASC Subtopic 326-20. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

F-14

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

In January 2017, the FASB issued ASU No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The guidance modifies and enhances the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

Recently Adopted Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted the new revenue standard on July 1, 2018 using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption, and applied the adoption only to contracts not completed as of July 1, 2018.

The Company’s one-off service revenues were previously recognized based on the completed contract method, when the Company had completed all the respective service deliverables in the contracts. Under the new revenue standard, the Company recognizes revenue over time for such contracts by using the cost-to-cost method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company. Revenue from such service contracts is generally recognized earlier under the new revenue standard.

The effect of adopting ASC 606 as of July 1, 2018 was, as follows:

	As of July 1, 2018
	As previously reported	Balances under New Revenue Standard 606	Effect of change higher/ (lower)
		(Unaudited)

Consolidated balance sheet
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts	$161,012	$202,098	$41,086
Inventories	58,074	43,314	(14,760)
Other tax payables	7,801	12,738	4,937
Retained earnings	578,079	599,468	21,389

F-15

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

The effect of adopting ASC 606 for the current period was as follows:

	Six Months Ended December 31, 2018
	Balances under New Revenue Standard (As reported)	Balances under previous basis	Effect of change higher/ (lower)
	(Unaudited)
Consolidated statement of comprehensive income
Revenue from services	$40,892	$25,780	$15,112
Costs of services rendered	14,467	9,053	5,414
Net income attributable to Hollysys Automation Technologies Ltd.	72,036	62,338	9,698
Net income per ordinary share:
Basic	1.19	1.03	0.16
Diluted	1.18	1.02	0.16

	As at December 31, 2018
	Balances under New Revenue Standard (As reported)	Balances under previous basis	Effect of change higher/ (lower)
	(Unaudited)
Consolidated balance sheet
Accounts receivable, net of allowance for doubtful accounts	$272,008	$271,048	$960
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts	221,581	166,946	54,635
Inventories	35,568	55,266	(19,698)
Deferred revenue	141,365	142,863	(1,498)
Other tax payables	6,054	(962)	7,016
Deferred tax liabilities	12,083	7,486	4,597
Income tax payable	3,668	8,265	(4,597)
Retained earning	659,714	628,627	31,087
Accumulated other comprehensive income	(31,666)	(30,958)	(708)

As of December 31, 2018, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligation in contracts with its customers was $590.1 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The Company adopted this guidance on July 1, 2018 and chose to measure its cost method investments which do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

F-16

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

As of December 31, 2018, the carrying amount of investments without readily determinable fair values for which the measurement alternative was elected was $4,785. For the six months ended December 31, 2018, there were no observable price changes in orderly transactions for the identical or a similar investment of the same issuer from the investments.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU2016-18”). ASU 2016-18 requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. As a result of adopting this guidance, net cash provided by operating activities and effect of foreign exchange rate changes for the six months ended June 30, 2017, as presented in the unaudited condensed consolidated statements of cash flows, decreased by $5,135 and increased by $1,526, respectively.

NOTE 3 - INVENTORIES

Components of inventories are as follows:

	June 30,	December 31,
	2018	2018
		(Unaudited)

Raw materials	$19,047	$15,250
Work in progress	26,425	10,514
Finished goods	12,602	9,804

	$58,074	$35,568

NOTE 4 - INVESTMENTS IN EQUITY INVESTEES

In August 2018, the Company agreed and transferred 100% of their equity interest in Beijing Hollysys Intelligent Technologies Co., Ltd. (“Beijing Intelligent”), a wholly owned subsidiary, to Ningbo Hollysys Intelligent Technology Company Limited (“Ningbo Hollysys”), a newly established holding entity set up by the Company and a third party which had no operations. In return, the Company would receive a 40% equity interest in Ningbo Hollysys. Upon the transfer of the equity interest, the Company loss control of Beijing Intelligent and therefore, deconsolidated the subsidiary. The Company measured the fair value of its 40% equity interest in Ningbo Hollysys to be $4,378 and recognized a gain on deconsolidation of Beijing Intelligent of $4,748 which was included in “Other income, net” for the six months ended December 31, 2018. The Company used an external valuation firm to assist in determining the fair value of the consideration received and the retained equity interest in Beijing Intelligent, which was measured using a discounted cash flow approach. Key estimates and assumptions included the amount and timing of future expected cash flows, terminal value growth rates and discount rate. Ningbo Hollysys established a five-member board of directors and the Company appointed two representatives. As the Company has the right to appoint two representatives of Ningbo Hollysys’ five-member board of directors, the Company has significant influence and uses the equity method to accounts for its investment in Ningbo Hollysys.

In August 2017, the Company acquired 25% of equity interest in Beijing EMCC Technology Co., Ltd (“EMCC”), a third party, with a total consideration of $7,188 ($4,062 in cash and $3,126 in intangible assets). The Company accounted the consideration given in the form of the intangible assets at fair value based on valuation by external valuation firm with a partial gain of $2,345 recognized. The fair value of the intangible assets given was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate. According to the revised article of association, EMCC will be managed by a board of directors comprising of a total 7 members, of which, the Company can appoint two directors. All major management and operation decisions should be approved by the majority of the directors. The Company believed it has significant influence over EMCC, and therefore accounted for the investment in EMCC under equity method.

F-17

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 5 - WARRANTY LIABILITIES

	Six months ended
	December 31,	December 31,
	2017	2018
	(Unaudited)	(Unaudited)

Beginning balance	$7,632	$7,858
Deconsolidation of a subsidiary	-	(130)
Expense accrued	2,617	2,415
Expense incurred	(1,783)	(2,205)
Translation adjustments	312	(257)
	$8,778	$7,681
Less: current portion of warranty liabilities	(6,136)	(5,318)
Long-term warranty liabilities	$2,642	$2,363

NOTE 6 - SHORT-TERM BANK LOANS

On June 30, 2018, the Company’s short-term bank borrowings consisted of revolving bank loans of $2,865 from several banks, which were subject to annual interest rates ranging from 4.60% to 5.66%, with a weighted average interest rate of 4.71%. Some of the short-term loans are secured by the pledge of restricted cash of $1,007 as of June 30, 2018.

On December 31, 2018, the Company’s short-term bank borrowings consisted of revolving bank loans of $2,215 from several banks, which were subject to annual interest rates of 4.60%. Some of the short-term loans are secured by the pledge of restricted cash and buildings with carrying values of $948 and 988 as of December 31, 2018, respectively.

For the six months ended December 31, 2017 and 2018, interest expenses on short-term bank loans amounted to $122 and $28, respectively.

As of June 30, 2018, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $340,006, of which $151,254 was utilized and $188,752 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $2,279 and $3,121, respectively.

As of December 31, 2018, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $335,347, of which $69,981 was utilized and $265,366 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $2,944 and $3,693, respectively.

NOTE 7 - LONG-TERM LOANS

	June 30,	December 31,
	2018	2018
		(Unaudited)
MYR denominated loan	1,016	942
SGD denominated loan	177	284
Convertible Bond	19,866	19,932
	$21,059	$21,158

Less: current portion	(350)	(20,258)

	$20,709	$900

F-18

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

Scheduled principal payments for all outstanding long-term loans as of December 31, 2018 are as follows:

December 31,
2018
(Unaudited)
January 1, 2019 – December 31, 2019	$20,240
January 1, 2020 – December 31, 2020	269
January 1, 2021 – December 31, 2021	241
January 1, 2022 – December 31, 2022	192
January 1, 2023 and onwards	216
$21,158

For the six months ended December 31, 2017 and 2018, interest expenses of long-term loans incurred amounted to $512 and $288 respectively, and nil was capitalized as construction in progress.

NOTE 8 - FAIR VALUE MEASUREMENTS

Financial instruments include cash and cash equivalents, restricted cash, time deposits with maturities over three months, accounts receivable, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities fall into level 2 of the fair value hierarchy.

The carrying value of the Convertible Bond is $19,866 and $19,932 as of June 30, 2018 and December 31, 2018, respectively; whereas the fair value is $19,844 and $19,824 as of June 30, 2018 and December 31, 2018, respectively. The fair value measurements of the Convertible Bond falls into level 3 of the fair value hierarchy.

The derivative financial liability represents the fair value of the non-conversion compensation feature bifurcated from the convertible bond. The changes in fair value of the non-conversion compensation feature during the six months ended December 31, 2018 are shown in the following table.

Fair value measurements as of December 31, 2018 using significant unobservable inputs (Level 3)
Non-conversion compensation feature related to the Convertible Bond

Balance as at June 30, 2018	$412
Change in fair-value (included within other expenses, net)	20
Balance as of December 31, 2018 (Unaudited)	$432

F-19

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

The Company measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired. Assets measured at fair value on a nonrecurring basis as of December 31, 2018 are stated below:

	December 31, 2018 (Unaudited)
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Retained equity interest in a former subsidiary (Beijing Intelligent) (i)	-	-	4,378	4,378

Total assets measured at fair value on a non-recurring basis	$-	$-	$4,378	$4,378

(i)       The 40% retained equity interest in Beijing Intelligent was measured at fair value using the discounted cash flow method which involves significant unobservable inputs (Level 3), such as terminal growth rate and discount rate (Note 4).

Assets measured at fair value on a nonrecurring basis as of June 30, 2018 are stated below:

	June 30, 2018
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Intangible asset (i)	$-	$-	$1,752	$1,752

Total assets measured at fair value on a non-recurring basis	$-	$-	$1,752	$1,752

(i) Upon the acquisition of 100% of Beijing Hollysys Industrial Software Company Ltd in July 2017, the Company recognized $2,071 patents and copyrights based on significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain terminal growth rate and discount rate.

NOTE 9 - STOCKHOLDERS’ EQUITY

On September 27, 2018, the Company declared a regular annual cash dividend of $0.18 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2018, and the dividend was paid on November 12, 2018.

On September 26, 2017, the Company declared a regular annual cash dividend of $0.12 per share to the holders of the Company’s ordinary shares. The record date was October 16, 2017, and the dividend was paid on November 6, 2017.

F-20

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 10 - INCOME TAX

Effective tax rate

The Company’s effective income tax rate (“ETR”) was 14.0% for the six months ended December 31, 2018 as compared to 18.4% for the six months ended December 31, 2017. The ETR fluctuation was mainly due to the different pre-tax income mixes with different tax rates, as the Company’s subsidiaries apply different tax rates.

NOTE 11 - INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the six months indicated:

	Six months ended December 31,
	2017	2018
	(Unaudited)	(Unaudited)
Numerator:

Net income attributable to the Company - basic	$57,591	$72,036

Net income attributable to the Company - diluted(i)	$58,067	$72,324

Denominator:

Weighted average ordinary shares outstanding used in computing basic income per share	60,428,431	60,450,930
Effect of dilutive securities

Convertible Bond	788,800	796,200

Restricted shares	23,861	24,734
Weighted average ordinary shares outstanding used in computing diluted income per share	61,241,092	61,271,864

Income per share - basic	$0.95	1.19

Income per share - diluted	$0.95	1.18

(i) For the six months ended December 31, 2017 and 2018, interest accretion related to the Convertible Bond of $476 and $288 respectively, is added back to derive net income attributable to the Company for computing diluted income per share.

Vested and unissued restricted shares of 86,332 and 108,831 shares are included in the computation of basic and diluted income per share for the six months ended December 31, 2017, and 2018, respectively. The effects of share options have been excluded from the computation of diluted income per share for the six months ended December 31, 2017 and 2018 as their effects would be anti-dilutive.

F-21

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,582 and $1,116 for the six months ended December 31, 2017 and 2018, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

As of December 31, 2018
(Unaudited)

January 1, 2019 – December 31, 2019	$1,791
January 1, 2020 – December 31, 2020	1,361
January 1, 2021 – December 31, 2021	584
January 1, 2022 – December 31, 2022	516
January 1, 2023 and onwards	499

$4,751

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Capital commitments

As of December 31, 2018, the Company had approximately $281 in capital obligations for the coming twelve months, mainly for the Company’s information system construction.

Purchase obligations

As of December 31, 2018, the Company had $187,376 purchase obligations for the coming twelve months, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of the Company’s operations.

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $26,503 and outstanding performance guarantees of $61,178 as of December 31, 2018, with restricted cash of $18,645 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.

The Company accounts for performance guarantees and stand-by letters of credit in accordance with ASC Topic 460 (“ASC 460”), Guarantees. Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirement only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

Both the performance guarantees and the stand-by letters of credit are for the Company’s commitment of its own future performance, and the outcome of which is within its own control. As a result, performance guarantees and stand-by letters of credit are subject to ASC 460 disclosure requirements only.

F-22

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 13 - SEGMENT REPORTING

The CODM makers has been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.

Based on the criteria established by ASC 280, the Company has determined that the reportable segments of the Company consist of (1) IA, (2) Rail, (3) M&E, in accordance with the Company’s organization and internal financial reporting structure. The CODM assesses the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the CODM does not use any other measures by segments.

Summarized information by segments for the six months ended December 31, 2017, and 2018 is as follows:

	Six months ended December 31, 2017
	(Unaudited)
	IA	Rail	M&E	Consolidated

Revenues from external customers
Integrated contract revenue	$93,082	84,218	52,809	230,109
Product sales	16,837	2,340	-	19,177
One-off services	4,602	17,248	230	22,080
Services covering a period of time	609	939	-	1,548
Total	115,130	104,745	53,039	272,914

Costs of revenue	71,422	52,680	44,840	168,942

Gross profit	$43,708	52,065	8,199	103,972

	Six months ended December 31, 2018
	(Unaudited)
	IA	Rail	M&E	Consolidated

Revenues from external customers
Integrated contract revenue	$90,357	75,883	67,093	233,333
Product sales	10,337	3,620	-	13,957
One-off services	6,119	33,218	41	39,378
Services covering a period of time	364	1,150	-	1,514
Total	107,177	113,871	67,134	288,182

Costs of revenue	69,125	53,423	57,174	179,722

Gross profit	$38,052	60,448	9,960	108,460

F-23

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 AND 2018 - continued

(Amounts in thousands except for number of shares and per share data)

The Company’s assets are shared among the segments thus no assets have been designated to specific segments. The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. For disaggregated revenue information by reportable segment, see Note 2, “Summary of Significant Accounting Policies”. The following table sets forth the revenues by geographical area:

	Six months ended December 31,
	2017	2018
	(Unaudited)	(Unaudited)

Revenues:
PRC	$218,401	$213,742
Non-PRC	54,513	74,440

	$272,914	$288,182

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,	December 31,
	2018	2018
		(Unaudited)

Long-lived assets other than goodwill and acquired intangible assets
PRC	$135,450	$130,241
Non-PRC	12,516	12,203

	$147,966	$142,444

F-24